May 12, 2026

John Hilburn Davis, IV
Chief Executive Officer
Digital Brands Group, Inc.
1400 Lavaca Street
Austin, TX 78701

        Re: Digital Brands Group, Inc.
            Registration Statement on Form S-3
            Filed May 5, 2026
            File No. 333-295568
Dear John Hilburn Davis IV:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Christopher Dunham at 202-551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Edward Welch, Esq.